UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐	Form 10-K	☐	Form 20-F	☐	Form 11-K	☑	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended:	March 31, 2006

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I —REGISTRANT INFORMATION

MARGO CARIBE, INC.
Full Name of Registrant

N/A
Former Name if Applicable

Road 690, Kilometer 5.8
Address of Principal Executive Office (Street and Number)

Vega Alta, Puerto Rico 00692
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐ (b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 will not be timely filed because of delays in the preparation of the Company’s audited financial statements to be included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005, which resulted in a filing delay for such report. The delay in preparation of the Company’s audited financial statements is attributable to the work performed in connection with an independent investigation  conducted on behalf of the Audit Committee and the independent directors. The independent investigation was substantially completed on May 12, 2006. The Company is working diligently to return to timely reporting and expects to file its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 as soon as practicable.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Luis R. Carrasquillo, Senior Vice President and Chief Financial Officer	787	883-2570
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes	☐	No	☒
Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

The Company is not in a position to provide an estimate of anticipated significant changes between the results of operations for the quarter ended March 31, 2005 and the quarter ended March 31, 2006 because its unaudited financial statements for the quarter ended March 31, 2006 are not yet ready.

Margo Caribe, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2006	By:	Luis R. Carrasquillo
Senior Vice President and Chief Financial Officer